VIA FACSIMILE AND U.S. MAIL


July 18, 2005

Charles A. Hasper
Chief Financial Officer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Quarter Ended March 31, 2005
      File No. 1-11376

Dear Mr. Hasper:

      We have reviewed your letter dated July 5, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. These revisions should be included in an amendment to your December 31, 2004 Form 10-K.

Statement of Cash Flows, page F-11

2. We have read your response to comment three from our letter dated
June 21, 2005.  Please amend your Form 10-K for the year ended
December 31, 2004 to reflect the changes in your cash flow statement.

Please include a note in the financial statements included in your amended filing that discusses the restatement related to the changes in restricted cash and restricted deposits. In the note please disclose cash flows from operating activities and cash flow from financing activities as reported and as restated for each period with the reclassified items shown as reconciling items. You should also disclose the line items in which each amount was previously included and the line item in which each is now included. Please refer to paragraphs 13, 36 & 37 of APB 20 for the correction of an error in previously issued financial statements.

Your amended Form 10-K should include a revised auditor`s report containing an explanatory paragraph consistent with AU 420.12.

Note H - Goodwill, page F-23

3. Please provide us with additional information to help us understand the appropriateness of the significant revenue growth assumed in your goodwill impairment analysis related to Seascape.

4. Please confirm that cash flows in FY 2008 include the terminal value cash flows. Please also tell us how you calculated the probability weighted cash flows in your model and explain the probabilities used.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant at
(202)
551-3741, if you have questions regarding comments on the financial statements and related matters.
						Sincerely,



	Rufus Decker
      	Accounting Branch Chief

??

??

??

??

Mr. Charles A. Hasper
July 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE